Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued the following audit reports, which are incorporated by reference in this Registration Statement (Form S-3) and the related prospectus: (1) our report dated May 1, 2014 with respect to the statement of revenues and certain direct operating expenses of the Peachtree Property; (2) our report dated May 5, 2014 with respect to the statement of revenues and certain direct operating expenses of the Sarasota Properties; and (3) our reports dated May 6, 2014 with respect to the statements of revenues and certain direct operating expenses of the San Antonio Property. We hereby consent to the use of the aforementioned reports in this Registration Statement and the related prospectus and to the use of our name as it appears under the caption “Experts.”
/s/ Plante & Moran, PLLC
Chicago, Illinois
February 24, 2017